[Letterhead of M/I Homes, Inc.]

April 7, 2011

VIA EDGAR

Ms. Pamela Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	M/I Homes, Inc. Registration Statement on Form S-4 Filed March 7, 2011 File No. 333-172653

Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 1, 2011 File No. 001-12434

Dear Ms. Long:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated April 1, 2011 related to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and Annual Report on Form 10-K (the “Form 10-K”) filed by M/I Homes, Inc., an Ohio corporation (“we” or the “Company”).

The Company has today filed with the Commission, pursuant to the requirements of the Securities Act of 1933, as amended, Amendment No. 1 to the Registration Statement (the “Amendment”).

The comments of the Staff are reproduced in bold font below and are followed in each case by the Company’s response. Where we have revised our disclosure in response to your comments, we have indicated the location where the change appears in the Amendment.

Form S-4 Filed on March 7, 2011

Prospectus Cover Page

1.	We note that here and throughout the filing, you omit the expiration date for the exchange offer. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time for midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response:

We hereby confirm that the exchange offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). The 5:00 p.m. expiration time will be on the twenty-first business day after commencement of the exchange offer. We also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Table of Contents, page i

2.	Pursuant to Item 2(2) of Form S-4, please specify the date by which security holders must request the business and financial information incorporated by reference.

Response:

We have revised our disclosure in the Registration Statement in response to the Staff’s comment to specify the date by which security holders must request the business and financial information incorporated by reference into the prospectus. Please see page i of the Amendment.

Prospectus Summary, page 1

3.	In the first full paragraph, we note your statement “[t]his is not intended to be a complete description of the matters covered in this prospectus, and is subject, and qualified in its entirety by reference, to the more detailed information contained and incorporated by reference in this prospectus.” Please remove this sentence, as a summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms.

Response:

We have removed this sentence from the Registration Statement in response to the Staff’s comment. Please see page 1 of the Amendment.

4.	We note your statement in the third paragraph that you are “the leading homebuilder in the Columbus, Ohio market . . . .” Please provide supplemental support for this statement or disclose that it is your belief.

Response:

According to the Housing Market Report for the Columbus MSA – Year End 2010 published by Binns Real Estate Services, a central-Ohio real estate services firm, we were the leading homebuilder in the Columbus Metropolitan Statistical Area, capturing 34.6% of new home sales in the Columbus MSA in 2010. At your request, we will supplementally provide the Staff with a copy of the relevant excerpts from this report.

Risk Factors, page 11

5.	Please remove the last sentence of the first full paragraph. All material risks should be described. If risks are not deemed material, you should not reference them.

Response:

We have removed this sentence from the Registration Statement in response to the Staff’s comment. Please see page 11 of the Amendment.

Description of Other Indebtedness, page 36

6.	For each agreement discussed in this section that prescribes covenants, please revise your disclosure to discuss the covenants relating to these agreements in more detail by disclosing the financial and other covenants, identifying the levels and ratios required by the covenant, and disclosing the company’s actual levels and ratios corresponding to each covenant.

Response:

We have revised our disclosure in the Registration Statement in response to the Staff’s comment to discuss the covenants related to the agreements governing our other indebtedness in more detail by disclosing the material financial and other covenants and, where applicable, identifying the levels and ratios required by such covenants and disclosing our actual levels and ratios corresponding to each such covenant. Please see pages 36 through 42 of the Amendment.

Homebuilding Credit Facility, page 36

7.	Please remove the statement in the first paragraph that “We urge you to read the Credit Agreement because it, and not this description, defines the terms of the Credit Facility.” In this regard, we note that you are required to disclose the material terms of the agreement and this statement suggests that you have not done so. We also note that investors are entitled to rely solely on the disclosure contained in the prospectus. Please also comply with this comment in the first paragraph under “Homebuilding Letter of Credit Facilities” on page 37, in the first paragraph under “M/I Financial Credit Facility” on page 38, in the first paragraph under “M/I Financial Mortgage Repurchase Facility” on page 39, and in the first paragraph under “2012 Senior Notes” on page 40.

Response:

We have removed each of these statements from the Registration Statement in response to the Staff’s comment. Please see pages 36, 38, 39 and 41 of the Amendment.

The Exchange Offer, page 42

8.	We note the first sentence in the third full paragraph on page 42. Please remove this sentence. First, a summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms. Second, you may not qualify information in the prospectus by reference to information outside the prospectus.

Response:

We have removed this sentence from the Registration Statement in response to the Staff’s comment. Please see page 43 of the Amendment.

Expiration Time: Extensions; Amendments, page 43

9.	We note that you reserve the right “to delay accepting any original notes.” Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, please state so.

Response:

We have revised our disclosure in the Registration Statement in response to the Staff’s comment to clarify that we may delay acceptance of any original notes only due to an extension of the exchange offer. We hereby confirm that any such delay will be consistent with Rule 14e-1(c). Please see page 44 of the Amendment.

10.	We note your reservation of the right to amend the terms of the offer and your subsequent discussion regarding extending the offer if you amend it in a manner that you determine constitutes a material change. Please revise this discussion so that your reference to “material change” expressly includes a waiver of a material condition.

Response:

We have revised our disclosure in the Registration Statement in response to the Staff’s comment so that our reference to a “material change” expressly includes a waiver of a material condition to the exchange offer. Please see page 44 of the Amendment. In addition, we direct the Staff’s attention to the first sentence of the first full paragraph on page 51 of the Amendment where, in our discussion of conditions to the exchange offer, we include the following disclosure: “If the waiver constitutes a material change to the terms of the exchange offer, we will promptly disclose the waiver by means reasonably calculated to inform the registered holders of the original notes of such waiver, and we will extend the exchange offer to the extent required by law.”

Return of Notes, page 49

11.	We note your statement that you “will return such unaccepted, withdrawn or non-exchanged original notes without cost to the tendering holder as promptly as practicable.” Rule 14e-1(c) requires that you return the original notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Response:

We have revised our disclosure in the Registration Statement in response to the Staff’s comment to clarify that we will return any unaccepted, withdrawn or non-exchanged original notes “promptly” following the rejection of tender, withdrawal or expiration or termination of the exchange offer, as applicable. Please see page 50 of the Amendment.

Conditions to the Exchange Offer, page 49

12.	We note that two of the conditions permit you to make a good faith determination and that you may determine that one or more of the conditions have occurred in your reasonable discretion. Please revise your disclosure to include only objective standards for the determination of whether a condition has been satisfied.

Response:

We have revised our disclosure in the Registration Statement in response to the Staff’s comment to include only objective standards for the determination of whether a condition has been satisfied. Please see pages 50 and 51 of the Amendment.

13.	We note your statement on page 50 that, if you determine that one of the conditions has occurred, you may refuse to accept any original notes and return all tendered original notes to the respective holders. Please note that all offer conditions, except those related to the receipt of government regulatory approvals, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the original notes for exchange. Please revise your disclosure accordingly. This comment also applies to your disclosure in the penultimate paragraph on page six in the Letter of Transmittal.

Response:

We have revised our disclosure in the Registration Statement in response to the Staff’s comment to clarify that all conditions to the exchange offer must be satisfied or waived prior to the expiration time of the exchange offer. Please see page 50 of the Amendment. In addition, we direct the Staff’s attention to the second sentence under the heading “Conditions to the Exchange Offer” on page 50 of the Amendment, which provides as follows: “Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any original notes, and we may amend or terminate the exchange offer as provided in this prospectus if, at any time before the expiration time, any of the following circumstances or events occurs and is not waived: …” We also direct the Staff’s attention to the last sentence of the second full paragraph on page 51 of the Amendment, which provides as follows: “Our rights hereunder will be deemed an ongoing right which may be asserted at any time and from time to time by us prior to the expiration time.” Finally, we acknowledge that the Staff’s comment also applies to our disclosure in the penultimate paragraph on page six of the Letter of Transmittal, in which we state that “… the Company may not be required to accept for exchange any Original Notes and the Company may amend, extend or terminate the Exchange Offer, by oral or written notice to the Exchange Agent and by notice to the registered holders of the Original Notes, if the conditions to the Exchange Offer have not been satisfied or waived at the then scheduled Expiration Time.”

14.	Please provide us with your views whether or not waiver of any of the conditions will constitute a material change requiring that at least five business days remain in the offer after notice of such waiver.

Response:

We understand that the tender offer rules are designed to ensure that security holders have appropriate information about the terms of the offer and sufficient time to consider such information in deciding whether to tender or hold their securities. We further understand the Commission’s position that, in the event of a material change in the terms of the offer, including a waiver of a material condition, the new information must be promptly disseminated to security holders in a manner reasonably calculated to inform them of the material change and with sufficient time for security holders to absorb such new information and, depending upon the degree of significance of the new information, the offer must remain open for a minimum of five to ten business days following the date of the announcement of the material change.

We are of the view that the waiver of any of the conditions to the exchange offer (set forth on page 50 of the Amendment) may constitute a material change in the information published, sent or given to holders of the original notes, depending upon the facts and circumstances of the waiver, including the nature of the condition being waived and the impact such waiver may have on a holder’s decision to tender original notes in the exchange offer. If the waiver of any of these conditions results in a material change in the information published, sent or given to holders of the original notes, we hereby confirm that the new information will be promptly disseminated to holders of the original notes in a manner reasonably calculated to inform them of the material change and that the exchange offer will remain open for a minimum of five business days following the date of the announcement of the material change.

Description of Notes, page 54

15.	We note your second sentence in the fifth full paragraph on page 54. Please remove this sentence since a summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms.

Response:

We have removed this sentence in response to the Staff’s comment. Please see page 54 of the Amendment.

No Personal Liability of Directors, Officers, Employees and Shareholders, page 74

16.	Please revise to clearly disclose that the waiver of personal liability will not be effective to waive liabilities under the federal securities laws of the United States because any agreement to waive the requirements of the federal securities laws of the United States is void under section 14 of the Securities Act.

Response:

We have revised our disclosure in the Registration Statement in response to the Staff’s comment to specify that no waiver or release of personal liability of directors, officers, employees, incorporators or shareholders will be effective to waive any liabilities of such persons under the U.S. federal securities laws, and that any such waiver or release is void under Section 14 of the Securities Act.

Material U.S. Federal Income Tax Consequences, page 93

17.	Please remove the word “certain” from the first sentence of the first paragraph on page 93 and the subsequent discussion. All material tax considerations should be described.

Response:

We have removed the word “certain” in response to the Staff’s comment. Please see pages 93 and 98 of the Amendment.

18.	Please remove the disclaimer in the last paragraph of this section on page 98 that the disclosure in this section is provided for “general information only”.

Response:

We have removed the words “for general information only” in response to the Staff’s comment. Please see page 98 of the Amendment.

Exhibit 5.1 – Legal Opinion of Vorys, Sater, Seymour & Pease LLP

19.	The assumption on page 3 that “we have assumed that the terms of the Original Notes and the Exchange Notes have been established in accordance with the terms of the Indenture” appears to be inappropriate. Please advise or have counsel revise its opinion to remove the assumption.

Response:

The Company’s outside counsel has revised its opinion to remove this assumption in response to the Staff’s comment. Please see page 2 of the revised opinion filed as Exhibit 5.1 to the Amendment.

20.	Please tell us why counsel has expressly carved out from its opinion the waiver of rights or defenses contained in the indenture and exchange act notes and whether acceleration of the exchange notes may affect the collectability of any portion of the stated principal amount thereof which might be determined to constitute unearned interest thereon. Alternatively, please have counsel remove these statements. Please note that we may have additional comments based on your response.

Response:

The Company’s outside counsel has revised its opinion to remove these statements in response to the Staff’s comment. Please see page 2 of the revised opinion filed as Exhibit 5.1 to the Amendment.

Supplemental Letter Submitted on March 7, 2011

21.	Please note that the Exxon Capital Holdings Corp. no-action letter was issued on May 13, 1988. Please revise paragraph one accordingly.

Response:

We have revised paragraph one of our Supplemental Letter in response to the Staff’s comment to reflect the May 13, 1988 date of the Exxon Capital Holdings Corp. no-action letter. We have attached a revised copy of the Supplemental Letter to this letter as Annex A.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

22.	Please note that your Part III information, incorporated by reference to your Definitive Proxy Statement on Schedule 14A filed on March 31, 2011, is currently under review and comments will follow our review of your next amendment to the Form S-4.

Response:

We acknowledge that our Part III information, which is incorporated by reference to our Definitive Proxy Statement on Schedule 14A filed on March 31, 2011, is currently under review by the Staff.

Business, page 4

23.	We note your statements on page 23 that the residential construction industry has experienced significant material and labor shortages in insulation, drywall, brick, cement, and certain areas of carpentry and framing, as well as fluctuations in lumber prices and supplies. We further note your statement on page 8 that you did not experience any significant issues with availability of building materials or skilled labor during 2010. In future filings, please expand your disclosure to discuss the sources and availability of building materials and skilled labor.

Response:

We acknowledge the Staff’s comment and, in future filings, we will expand our disclosure to discuss the sources and availability of building materials and skilled labor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 44

24.	We note your disclosure of a measure described as “adjusted cash flows from operations” which you identify as a non-GAAP measure. We are unable to locate your reconciliation disclosures as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please modify your document to provide the required non-GAAP measure disclosures.

Response:

On page 44 of the Form 10-K, in the first paragraph under “Overview of Capital Resources and Liquidity,” we state the following: “In 2010, we purchased $110.7 million of land and lots and spent $42.2 million on land development activities. Excluding land purchases, land development costs, and land sales revenues of $1.4 million, we had adjusted cash flows from operations of $114.3 million for 2010.” On page 45 of the Form 10-K, in the first paragraph under “Operating Cash Flow Activities,” we state the following: “For the year ended December 31, 2010, we used $37.3 million of cash in our operating activities, compared to generating $68.5 million from our operating activities in 2009.”

Although the non-GAAP reconciliation required by Item 10(e)(1)(i)(B) of Regulation S-K is not presented in tabular form in the Form 10-K, we believe that the reconciliation is provided when taking into account our disclosure on pages 44 and 45 of the Form 10-K. Specifically, a reader can reconcile our actual cash flows from operations for 2010 of $(37.3) million (disclosed on page 45) with our adjusted cash flows from operations for 2010 of $114.3 million (disclosed on page 44) by adding to our actual cash flows from operations our $110.7 million of land and lot purchases (disclosed on page 44) and $42.2 million of land development spending (disclosed on page 44) and subtracting from our actual cash flows from operations our $1.4 million of land sales revenue (disclosed on page 45).

In future filings, we intend to provide the non-GAAP reconciliation in tabular format for improved clarity as shown below (subject to modification based on the then-current facts and circumstances applicable to us at the time of such future filings):

Cash flows used in operating activities	$(37,302)
Add: Land/lot purchases	110,746
Land development spending	42,228
Less: Land/lot sale proceeds	(1,408)

Adjusted cash flows provided by operating activities	$114,264

25.	We note that, as of December 31, 2010, you were in compliance with all the covenants of the Letter of Credit Facilities, the MIF Credit Agreement, the MIF Mortgage Repurchase Agreement, and under the indentures governing the 2012 Senior Notes and the 2018 Senior Notes. In future filings, please discuss the covenants relating to these agreements in more detail by disclosing the financial and other covenants, identifying the levels and ratios required by the covenant, and disclosing the company’s actual levels and ratios corresponding to each covenant.

Response:

We acknowledge the Staff’s comment and, in future filings, we will discuss the covenants relating to the agreements governing our indebtedness in more detail by disclosing the material financial and other covenants and, where applicable, identifying the levels and ratios required by such covenants and disclosing our actual levels and ratios corresponding to each such covenant. In addition, we direct the Staff’s attention to our response to Comment No. 6 above, including our revised disclosure of debt covenants set forth on pages 36 through 42 of the Amendment. In future filings, we anticipate that our disclosure of debt covenants will be similar to the disclosure provided in the “Description of Other Indebtedness” section of the Amendment (subject to modification based on the then-current facts and circumstances applicable to us at the time of such future filings).

Financial Statements

Note 5 – Fair Value Measurements and Derivatives

Assets Measured on a Non-Recurring Basis

Operating Communities, page 71

26.	We note your disclosure which indicates you consider external factors that “may include...” competing products in the geographic area. Please tell us and disclose the extent to which you consider short sale transactions and foreclosures in the existing housing markets in your impairment analysis. If you do not believe such transactions should be considered, please explain to us the basis for your conclusion.

Response:

The impact of short sales and foreclosures on our impairment analysis for operating communities are considered within the sales price and sales absorption assumptions in our cash flow models to the extent that either factor represents a competitive factor or market condition for a specific community subject to impairment evaluation. With respect to both of these assumptions, we state in our Form 10-K that we consider internal and external market studies and trends, which may include, but are not limited to, statistics on sales price in neighboring communities (which would include short sale data) and availability of competing products in the geographic area where a community is located (which would include foreclosure properties available for sale) among other factors. In future filings, we will expand our disclosure to include mention of short sale data and foreclosures within our discussion of these two assumptions in our cash flow models as shown below (subject to modification based on the then-current facts and circumstances applicable to us at the time of such future filings):

“Operating Communities: If an indicator for impairment exists for existing operating communities, the recoverability of assets is evaluated by comparing the carrying amount of the assets to estimated future undiscounted net cash flows expected to be generated by the assets based on home sales. These estimated cash flows are developed based primarily on management’s assumptions relating to the specific community. The significant assumptions used to evaluate the recoverability of assets include: the timing of development and/or marketing phases; projected sales price and sales pace of each existing or planned community; the estimated land development, home construction, and selling costs of the community; overall market supply and demand; the local market; and competitive conditions. Management reviews these assumptions on a quarterly basis. While we consider available information to determine what we believe to be our best estimates as of the end of a reporting period, these estimates are subject to change in future reporting periods as facts and circumstances change. Some of the most critical assumptions in the Company’s cash flow models are projected absorption pace for home sales, sales prices, and costs to build and deliver homes on a community by community basis.

In order to estimate the assumed absorption pace for home sales included in the Company’s cash flow models, the Company analyzes the historical absorption pace in the community as well as other communities in the geographic area. In addition, the Company considers internal and external market studies and trends, which may include, but are not limited to, statistics on population demographics, unemployment rates, foreclosure sales and availability of competing products in the geographic area where a community is located. When analyzing the Company’s historical absorption pace for home sales and corresponding internal and external market studies, the Company places greater emphasis on more current metrics and trends such as the absorption pace realized in its most recent quarters.

In order to estimate the sales prices included in its cash flow models, the Company considers the historical sales prices realized on homes it delivered in the community and other communities in the geographic area, as well as the sales prices included in its current backlog for such communities. In addition, the Company considers internal and external market studies and trends, which may include, but are not limited to, statistics on sales prices in neighboring communities, which include the impact of short sales, if any, and sales prices on similar products in non-neighboring communities in the geographic area where the community is located. When analyzing its historical sales prices and corresponding market studies, the Company places greater emphasis on more current metrics and trends such as the sales price realized in its most recent quarters and the sales price in current backlog. Based upon this analysis, the Company sets a sales price for each house type in the community which it believes will achieve an acceptable gross margin and sales pace in the community. This price becomes the price published to the sales force for use in its sales efforts. The Company then considers the average of these published sales prices when estimating the future sales prices in its cash flow models.”

Exhibits, page 98

27.	We note that you incorporate certain credit agreements contained in Exhibits 10.4, 10.5, and 10.12 by reference to exhibits contained in previously filed Exchange Act filings. However, it does not appear that you filed all the schedules and exhibits to these agreements when you initially filed them. If these schedules and exhibits have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full credit agreement and amendments to the credit agreement, including all schedules and exhibits.

Response:

We acknowledge the Staff’s comment and, in our next Exchange Act filing, will file the full text, including all schedules and exhibits, to our credit agreements (including any amendments thereto) that are on file with the Commission pursuant to Item 601(b)(10) of Regulation S-K.

Exhibits 31.1 and 31.2 – Section 302 Certifications

28.	In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, please do not replace the phrase “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” with “fourth fiscal quarter” in paragraph 4(d).

Response:

We acknowledge the Staff’s comment and, in future filings, we will file our certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

*    *    *    *    *

On behalf of the Company, thank you for your consideration of our responses. If you have any questions with regard to our responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (614) 418-8014 or Adam K. Brandt of Vorys, Sater, Seymour and Pease LLP, the Company’s outside counsel, at (614) 464-6426.

Sincerely,

/s/ J. Thomas Mason

J. Thomas Mason

Executive Vice President, General Counsel

and Secretary of M/I Homes, Inc.

Annex A

[Letterhead of M/I Homes, Inc.]

April 7, 2011

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	M/I Homes, Inc.

Registration Statement on Form S-4

Filed March 7, 2011 (File Nos. 333-172653 and 333-172653-01 through 333-172653-23)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4, relating to the offer by M/I Homes, Inc. (the “Company”) and its subsidiary guarantors to exchange up to $200 million aggregate principal amount of 8.625% Senior Notes due 2018 (the “Exchange Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for an equal principal amount of outstanding 8.625% Senior Notes due 2018 (the “Original Notes”), which were offered and sold in a private placement transaction that was exempt from the registration requirements of the Securities Act, on behalf of the Company, I hereby represent that:

(1)	The Company is registering the Exchange Notes in reliance on the positions enunciated by the staff of the Securities and Exchange Commission (the “Staff”) in the Exxon Capital Holdings Corp. (available May 13, 1988), Morgan Stanley & Co. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993) SEC No-Action Letters.

(2)	Neither the Company nor any affiliate of the Company has entered into any arrangement or understanding with any person, including any broker-dealer, to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

(3)	The Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that, if such person is using the exchange offer for the purpose of participating in a distribution of the Exchange Notes, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corp. or interpretive letters of similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(4)	The Company will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the exchange offer prospectus so long as it contains a plan of distribution with respect to such resale transactions, in connection with any resale of such Exchange Notes.

(5)	The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer provisions to the effect that, by accepting the exchange offer:

•	an exchange offeree that is not a broker dealer will represent to the Company that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes; and

•

an exchange offeree that is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the exchange offer. The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please do not hesitate to contact the undersigned at (614) 418-8014 or the Company’s outside counsel, Adam K. Brandt of Vorys, Sater, Seymour and Pease LLP, at (614) 464-6426 with any questions or comments regarding the foregoing.

Very truly yours,

M/I HOMES, INC.

By:	/s/ J. Thomas Mason
J. Thomas Mason, Executive Vice President,
General Counsel and Secretary